

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

John Keeler
Chief Executive Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

> **Re: Blue Star Foods Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 19, 2024**
> **File No. 333-275955**

Dear John Keeler:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2024

General

1. We note Exhibit 5.1 appears to cover warrants to purchase up to 435,035 shares of common stock. We note the registration statement covers 435,035 shares of common stock issuable upon the exercise of warrants. Please revise or advise.

Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Cassie Olson